Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    WIN Energy Corporation and Compton Petroleum Corporation Postpone
    Meeting Date regarding Arrangement until December 20, 2007

    CALGARY, Nov. 21 /CNW/ - On September 17, 2007, WIN Energy Corporation
("WIN") and Compton Petroleum Corporation ("Compton") jointly announced that they had entered into an Arrangement Agreement (the "Arrangement Agreement")
whereby Compton would acquire, by way of a statutory plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement"), all of the issued and outstanding common shares of WIN for cash consideration of $0.37 per common share and all of the issued and outstanding warrants of WIN for cash consideration of $0.01 per warrant.
    On October 22, 2007, WIN mailed a notice, information circular and proxy statement to the holders of common shares of WIN and holders of warrants of
WIN (collectively, the "WIN Voting Securityholders") in respect of a meeting
(the "Meeting") to be held on November 22, 2007 for the purpose of approving the Arrangement.
    The Board of Directors of WIN (the "WIN Board") has now determined that in order to fulfill its fiduciary obligations, it must consider and assess the effect of certain recent operational developments prior to the holding of the
Meeting. As a result of the foregoing, WIN will apply to the Court of Queen's
Bench of Alberta with the consent and support of Compton for an order to postpone the time for the holding of the Meeting until 9:00 a.m. on December
20, 2007. The postponed Meeting will be held in the Strand/Tivoli Room of The
Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta. The
record date for WIN Voting Securityholders entitled to vote at the Meeting remains the close of business on October 19, 2007. In connection with the postponed Meeting, additional information pertaining to WIN will be provided to the WIN Voting Securityholders prior to the Meeting.
    Compton has been made aware of WIN's operational developments and has agreed to the postponement of the Meeting. Compton is supportive of the process being conducted by the WIN Board and remains committed to the acquisition of WIN on the basis of the terms and conditions set forth in the
Arrangement Agreement, as amended.
    WIN and Compton have amended the Arrangement Agreement to permit WIN to hold the Meeting on or before December 20, 2007 and to provide that the effective date of the Arrangement must occur on or before December 28, 2007.
Valid proxies submitted by the WIN Voting Securityholders prior to the originally scheduled Meeting will continue to be valid for purposes of the postponed Meeting and will not need to be recast.
    WIN also announces that Keith Hern has resigned as one of its directors effective November 20, 2007. Mr. Hern advised the WIN Board that he had made commitments that commence after the originally scheduled Meeting date and as such, due to these prior commitments, he will be unable to continue acting as a director of WIN. The WIN Board expresses its gratitude to Mr. Hern for his valued contribution to WIN over the years.

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol
"CMT" and on the New York Stock Exchange under the symbol "CMZ".

    WIN Energy Corporation is a Calgary based junior oil and natural gas company with operations in Alberta and exploratory landholdings in Montana.
The common shares of WIN are listed on the TSX Venture Exchange and trade under the symbol "WNR".

    Further information will be issued by press release in December 2007 prior to the Meeting and will be available on SEDAR at www.sedar.com. Should you have any questions, please contact WIN's information agent and proxy solicitation agent, Georgeson Shareholder Communications Canada Inc., toll-free at (888) 605-8399.

    The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: Georgeson Shareholder Communications Canada
Inc., toll-free at (888) 605-8399/
    (CMT. CMZ WNR.)

CO:  Compton Petroleum Corporation; WIN Energy Corporation

CNW 09:27e 21-NOV-07